FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

2 July 2008

HSBC AND BFBP COMPLETE SALE OF
SEVEN FRENCH REGIONAL BANKS

HSBC France has completed the sale of its seven French regional banks to Banque Fédérale des Banques Populaires ("BFBP") for €2.1 billion.

The seven banks are Société Marseillaise de Crédit, Banque de Savoie, Banque Chaix, Banque Marze, Banque Dupuy, de Parseval, Banque Pelletier and Crédit Commercial du Sud Ouest. They have 2,950 employees in 400 branches serving 425,000 customers and will retain their brands within BFBP's decentralised management structure.

In 20071, the Regional Banks generated total operating income of €440 million and net income of €100 million. At 31 December 20071, shareholders' equity stood at €564 million and total assets at €8,380 million.

Following the acquisiton, BFBP will retain 100 per cent of Société Marseillaise de Crédit. For the other six banks, a 51 per cent stake will be sold shortly after acquisition to the relevant regional bank of the Banques Populaires Group: Banque Populaire Provençale et Corse for Banque Chaix; Banque Populaire du Sud-Ouest for CCSO and Banque Pelletier; Banque Populaire des Alpes for Banque de Savoie; and Banque Populaire du Sud for Banque Dupuy, de Parseval and Banque Marze.

Media enquiries to:

HSBC France
Chantal Nedjib	Sophie.Ricord
Head of Corporate Communications	Senior Press Relations Manager
+33 1 40 70 77 29	+33 1 40 70 33 05
chantal.nedjib@hsbc.fr	sophie.ricord@hsbc.fr

Notes to editors:

Footnote
1. Aggregated financial information for 2007, under IFRS, before adjustment for the sale of nine branches of Société Marseillaise de Crédit to HSBC France.

About Groupe Banque Populaire

Groupe Banque Populaire is a mutual bank active in all segments of the retail banking business. It comprises twenty Banques Populaires (18 Regional Banques Populaires, Casden Banque Populaire and Crédit Coopératif) as well as Crédit Maritime Mutuel and the mutual guarantee companies. With 7.8 million customers and 2,938 branches, it is one of the main banking networks in France. In 2007, Groupe Banque Populaire generated net banking income of €7.4 billion and net profit attributable to the group of €1 billion. At 31 December 2007, the group had Tier One capital of €19.8 billion.

The HSBC Group and HSBC in France

HSBC Holdings plc serves over 128 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,354 billion at 31 December 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.  For France, HSBC posted a total operating income of € 3,089 millions for 2007, and develops activities of universal banking for personal and corporate customers, capitalizing on the Group's differentiating assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                Date: June 02, 2008